Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

The following communication was sent to certain Starwood associates on April 1, 2016:

●	Net-net, this process, arduous as it was, was a positive – increasing the value of our company by 15.4%. As you witnessed firsthand in the press, Marriott is even more excited about the potential of our combined companies after spending the last few months learning more about Starwood and our strengths during the integration planning process.

●	Arne Sorenson and the Marriott team have been effusive in their praise for what they see as Starwood’s advantages – our culture of brands, the immense loyalty of our high value SPG members, our global footprint and the worldwide infrastructure we have developed over time as a truly global company.

●	As we said when we first announced the merger, Marriott was attracted to Starwood in large part because of the strength of our people. Marriott will need to retain Starwood talent to respond to the volume, scale and complexities of a much larger business, and will also rely on Starwood talent for some time post close to successfully integrate our companies.

●	Together with Marriott, we continue to make progress on the process for talent selection and retention as well as identifying transitional/lift and shift roles.

●	As of now we do not anticipate any changes to the timeline around the talent process we laid last month. We will push hard to ensure that the process remains on track, understanding that uncertainty will continue to prevail until our people have a clear sense of their future opportunities with the new company and timelines.

●	During the entire process over the last few weeks our Board remained committed to the Marriott merger and the merits of our strategic combination which you know well – all-important scale, much greater presence in the upscale segment, a long runway to grow, the power of our combined best-in-class loyalty programs, and unrivaled choice for our guests and customers with 30 brands across all key market segments.

●	No company handles change as well as Starwood and there is no team as resilient. Over the next few months as an independent company the focus of our leaders is clear: to win in the marketplace and to advocate for our people and the special capabilities we’ve built together.

●	We realize this was a tough time of ups and downs and, depending on where you sit in the organization, each option had real professional and personal implications. This added one more layer of uncertainty on top of the uncertainty we’ve been living with for some time. A merger of this magnitude has real consequences for many of our people and we recognize that. We’ve been dealt a tough hand over the last year, but through it all we have showed resilience, drive and a huge desire to win.

●	Our leadership is needed now more than ever as we bring our associates through this period of great change. The best way we ensure the continued success of our brands, programs like SPG and, most importantly, our people is for us to delight our guests every day, exceed our owner’s expectations, grow our RevPAR faster than our peers, and develop our talent for the future better than anyone else.

●	Our integration work continued over the last couple of weeks and will really amp up after the shareholder vote next week. Our integration teams have been working tirelessly with their counterparts at Marriott and there is a lot of work ahead as we focus first and foremost on critical Day One must-dos.

●	Needless to say, we all have a lot of questions about the market considerations that led the Anbang Consortium to withdraw its bid. However, there’s not a lot of value in speculating at this point.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood Hotels & Resorts Worldwide, Inc.’s (“Starwood”) and Marriott International, Inc.’s (“Marriott”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of ILG or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) (as amended, the “Registration Statement”) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The Registration Statement was declared effective by the SEC on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders are able to obtain a free copy of the Registration Statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com or by directing a request to investorrelations@marriott.com, and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com or by directing a request to ir@starwoodhotels.com.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.